FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2002

Advantest Corporation
(Translation of Registrant's Name Into English)

Shinjuku-NS Building
4-1 Nishi-Shinjuku 2-chome
Shinjuku-ku
Tokyo 163-0880
Japan
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): _______)

Materials Contained in this Report:

1. An English-language translation of the Amendment of Periodic Report filed by Advantest Corporation (the "Company") with the director of the Kanto Local Finance Bureau on September 17, 2002, consisting of a copy of (i) the preliminary prospectus, dated September 13, 2002, relating to an offering of shares of common stock of the Company or ADSs and (ii) a Japanese translation of a portion of such preliminary prospectus.

[Cover page]

[Report to be filed]	Amendment of Periodic Report
[Authority with which the report will be filed]	Director of the Kanto Finance Bureau
[Date of filing]	November 17, 2002
[Name of company]	Kabushiki Kaisha Advantest
[Name of company in English]	Advantest Corporation
[Name and title of company representative]	Toshio Maruyama, President and Representative Director
[Location of company headquarters]	1-32-1 Asahi-machi, Nerima-ku, Tokyo
[Telephone number]	(03) 3930-4111 (Tokyo)
	(Note) The above location is as specified in the company registry. Main businesses of the company are conducted at the following location:
[Nearest contact]	14th Floor, Shinjuku NS Building, 2-4-1 Nishi-Shinjuku, Shinjuku-ku, Tokyo (Main office of the company)
[Telephone number]	(03) 3342-7500 (Tokyo)
[Contact person]	Hitoshi Owada, Managing Director and Senior Vice President, Administration and Finance Division
[Location where the report will be made publicly available]	The Tokyo Stock Exchange 2-1 Nihonbashi Kabuto-cho, Chuo-ku, Tokyo

1. [Reason for the filing]

In connection with the proposed offering of shares of common stock of Advantest Corporation by the selling shareholders in the United States and elsewhere outside Japan, the company has previously filed a Periodic Report on July 22, 2002 and an amendment thereto on September 13, 2002. This amendment is filed pursuant to Article 7 of the Securities Exchange Law of Japan, applied mutatis mutandis pursuant to Item 5.5 of Article 24 of the said Law, to provide the English preliminary prospectus related to the offering and a partial Japanese translation thereof.

2. [Contents of the filing]

An English preliminary prospectus dated September 13, 2002 that relates to the proposed offering of shares of common stock of Advantest Corporation by the selling shareholders in the United States and elsewhere outside Japan, and a partial Japanese translation of the same, are attached hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Advantest Corporation

By: /s/ H. Owada
Name: Hitoshi Owada
Title: Managing Director and Senior Vice President, Administration and Finance Division

Date: September 17, 2002